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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2004

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                 (Translation of registrant's name into English)

              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X            Form 40-F
                             -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                No   X
                             -----             -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-           .)
                                                 ----------

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                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content

                                                                 PAGE
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
Signature                                                       Page 3

Press release regarding the following:

o  Intel, Shanda work to advance the digital home, dated        Page 4
   June 8, 2004.

o  Alcatel Shanghai Bell and Shanda Networking team up          Page 6
   to drive broadband entertainment service development
   in China, dated June 10, 2004.

o  Shanda commercially launches The Age-the second of           Page 8
   Shanda Trilogy the Genesis of the Century, dated June 29,
   2004.

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                                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED





                                        By: /s/ Shujun Li
                                            ------------------------------------
                                            Name: Shujun Li
                                            Title: Chief Financial Officer


Date: July 2, 2004

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NEWS RELEASE

CONTACTS: Peter Wang                                  Li Lijun
          Intel Corporation                           Shanda
          (86755) 2583-0868                           (8621)5050-5474
          Peter.d.wang@intel.com                      llj@shanda.com.cn


                 INTEL, SHANDA WORK TO ADVANCE THE DIGITAL HOME


Shanghai, China, June 8, 2004 -- Working to develop the next generation of interactive entertainment solutions for the burgeoning online industry in China, Intel Corporation and Shanda today signed a Memorandum of Understanding (MOU) to cooperate on software development for the digital home. The MOU outlines efforts the companies will undertake to advance interactive gaming and digital entertainment in the home.

China's online gaming and entertainment industry is growing robustly, with industry analyst firm IDC estimating up to 54 million gamers by 2008. In addition, IDC predicts the existence of more than 187 million Internet users in China by 2008. Cooperation by Intel and Shanda is focused on developing rich, online content for digital homes based on Intel client and server technologies.

"Intel's collaboration with Shanda will create immersive entertainment experiences for consumers, which will in turn help drive PC and broadband usage in China," said John Antone, vice president and general manager of Sales & Marketing Group Asia Pacific Region.

As part of the agreement signed today, Intel and Shanda will focus on developing total online interactive entertainment solutions for a variety of devices including PCs, TV set-top boxes and mobile phones based on Intel chip architectures. The two companies will also establish a digital home and game testing and innovation center and focus on creating client, content and infrastructure solutions for the online entertainment business. Furthermore, Intel and Shanda are working together to lower the total cost of ownership of Shanda's data center infrastructure using Intel server technologies such as Intel(R) Itanium(R) and Xeon(TM) platforms and tools.

"Shanda's goal is to become an interactive entertainment content provider with

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international influence," said Chen Tianqiao, Shanda chairman and CEO.

"China's interactive entertainment market holds great potential. This cooperation between Shanda and Intel will provide advanced digital home solutions to both Chinese and global users, delivering entertainment to a wide variety of homes."

"Intel's objective is to provide the essential building blocks to enable consumers to enjoy the best entertainment experience possible." Antone said. "As consumer electronics and content shift from analog to digital, a great opportunity arises to accelerate the adoption of the latest digital home technologies and solutions."

ABOUT SHANDA
Shanda is the largest operator of online games in China, offering a portfolio of games for users to play over the Internet. Shanda's goal is to maintain and enhance its position in the online gaming industry in China and to become an influential worldwide digital entertainment brand. For more information about Shanda, please visit www.shandaentertainment.com .

ABOUT INTEL
Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. For more information about Intel, please visit www.intel.com/pressroom .



Intel, Itanium and Xeon are trademarks or registered trademarks of Intel Corporation or its subsidiaries in the United States and other countries. *Other marks and brands may be claimed as the property of others.

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                                                                   PRESS RELEASE


   ALCATEL SHANGHAI BELL AND SHANDA TEAM UP TO DRIVE BROADBAND ENTERTAINMENT
                          SERVICE DEVELOPMENT IN CHINA


 Delivering integrated offer of DSL solution and online gaming applications to service providers


SHANGHAI, JUNE 10, 2004 - Alcatel Shanghai Bell and Shanda, China's largest online game operator, announced today the signing of a Memorandum of Understanding (MoU) to jointly develop integrated broadband solutions for telecom service providers in China. The first of its kind in China, the partnership is established to drive the development of broadband entertainment services in this fast-growing broadband market.

Under the agreement, Alcatel Shanghai Bell will combine its market-leading Digital Subscriber Line (DSL) solution with Shanda's latest online gaming suite to deliver a total broadband offer to telecom service providers in China. Alcatel Shanghai Bell will also provide consultancy to service providers in marketing the gaming applications to end-users. Service providers will thus be able to generate new sources of revenue and increase their market share, while meeting the increasing end-user demand for broadband entertainment services.

"The impressive growth of broadband subscribers in China presents huge opportunities for service providers. Alcatel Shanghai Bell, with its leading position in DSL market in China, is committed to partnering with major industry players to provide technically and economically viable broadband solutions to our customers," said Dega, President of Alcatel Shanghai Bell. "The cooperation with Shanda represents a significant step along the way to our goal of helping service providers deliver broadband services through innovative partnerships."

Chen Tianqiao, Chairman and CEO of Shanda, added, "Alcatel Shanghai Bell is a recognised leader and pioneer in broadband. We are confident that the partnership will combine the strong brand image and core competencies of both companies to bring significant benefits to the service providers and the broadband industry in China."

According to forecasts from China's Ministry of Information Industry, the broadband market in China is expected to exceed 10 million subscribers in 2004.

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Alcatel now holds the number 1 position in DSL market in all regions in the world. According to latest data from telecommunications industry analyst firm Dell'Oro Group, Alcatel today has a cumulative market share of 37.6% and a cumulative total of nearly 45 million DSL lines shipped.

ABOUT SHANDA
Shanda is the largest operator of online games in China, offering a portfolio of online games that are licensed from third parties and that are developed in-house. The games that Shanda offers include The Legend of Mir II, which is the most popular online game in China according to users surveyed by International Data Corporation ("IDC"), The World of Legend, which is Shanda's leading in-house developed game, and BNB, which was the highest ranked casual game in IDC's survey of the top ten most popular online games in China in 2003. Shanda is headquartered in Shanghai, China and its website address is www.shanda.com.cn

ABOUT ALCATEL SHANGHAI BELL
Alcatel Shanghai Bell is the first foreign-invested company limited by shares in the telecommunications sector in China, with Alcatel holding 50%+1 shares and Chinese shareholders holding the remainder. The multi-billion dollar telecom technology leader delivers end-to-end telecommunications solutions and high-quality services, covering the fixed, mobile networking, broadband access, intelligent optical networking, multimedia solutions and network applications. It also has a key international R&D center with full access to Alcatel's global technology pool, developing original technology for use in China and export to Alcatel's customers worldwide. With 6,500 employees, an advanced manufacturing center, and the most extensive sales and support network in China, it is the only company capable of meeting the global needs of Chinese customers. For more information, visit Alcatel Shanghai Bell on the Internet at http://www.alcatel-sbell.com.cn

ABOUT ALCATEL
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com



                      ALCATEL SHANGHAI BELL PRESS CONTACTS
Angel Tang
Tel: 86-21-58541240-8292
E-mail: jianfen.tang@alcatel-sbell.com.cn

Chen Song
Tel: 86-21-58541240-8543
E-mail: Song.chen@alcatel-sbell.com.cn

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

SHANDA COMMERCIALLY LAUNCHES THE AGE -- THE SECOND OF SHANDA TRILOGY THE GENESIS OF THE CENTURY


SHANGHAI, CHINA, JUNE, 29, 2004 - SHANDA (NASDAQ: SNDA), the largest operator of online games in China, announced today that the Age, a fantasy MMORPG developed in-house and operated by Shanda, started commercial operation on June 28, 2004.

As the second game of Shanda's trilogy, the Genesis of the Century, the Age builds a lifelike virtual world with a unique national and civilization system.

The World of Legend, the first game in the Genesis of the Century, has been warmly received by online game users since its commercial launch in October 2003. At the end of 2003, the World of Legend was recognized as one of the top ten most popular online domestically developed games by the General Administration of Press and Publication of China and International Data Corporation, a leading market research firm.


The official website of the Age is http://theage.poptang.com


ABOUT SHANDA

Shanda is the largest operator of online games in China, offering a portfolio of games that users play over the Internet. Shanda's goal is to maintain and enhance its position in the online gaming industry in China and to become an influential worldwide digital entertainment company. For more information about Shanda, please visit www.shandaentertainment.com.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: donglei.zhou@shanda.com.cn

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